UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 9, 2024

CalTier Fund I, LP

(Exact name of issuer as specified in its charter)

Delaware	36-4920665
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

14269 Danielson St., Poway, California	92064
(Address of principal executive offices)	(Zip code)

(619) 344-0291

(Issuer’s telephone number, including area code)

Units Representing Limited Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant

CalTier Fund I, LP (the “Company”, “we”, “us”, or “our”) is filing this Current Report on Form 1-U to disclose the following.

a)	Dismissal of Independent Accounting Firm

On April 9, 2024, the General Partner of CalTier Fund I, LP (the “Company”) received notice that PKF San Diego, LLP (“PKF”) resigned as the auditor for the Company. On April 10, 2024, the Company’s General Partner elected to accept PKF’s resignation.

PKF’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2022 and December 31, 2021 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2022 and December 31, 2021 and through the date of dismissal, (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and PKF on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PKF’s satisfaction, would have caused PKF to make reference to the matter in their report, and (ii) there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided PKF with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the SEC indicating whether or not PKF agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of PKF's letter, dated April 18, 2024 is filed as Exhibit 9.1 to this Current Report on Form 1-U.

b)	Appointment of Independent Accounting Firm

On April 16, 2024, the General Partner approved the appointment of dbbmckennon LLC (“dbbmckennon”) as the Company’s new independent accounting firm. During the two fiscal years ended December 31, 2022 and 2021 and through the date of such appointment, neither the Company nor anyone acting on its behalf has consulted with dbbmckennon regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that dbbmckennon concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

 Exhibit Index

Exhibit No.	Description of Exhibit
9	Letter from PKF

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Poway, State of California, on April 22, 2024.

CalTier Fund I, LP

By: CalTier, Inc., its General Partner

By:	/s/ Matthew Belcher
Name:	Matthew Belcher
Title:	CEO of CalTier Inc., the General Partner of CalTier Fund I, LP